April 6, 2006

MAIL STOP  3561



Xiangzhi Chen, Chief Executive Officer
Zeolite Exploration Company
Youth Pioneer Park
Taian Economic and Technological Development Zone
Tai`an City, Shandong Province  271000
People`s Republic of China



Re:	Zeolite Exploration Company
	Form SB-2;  filed  March 31, 2006
	File No. 333-132906

Dear  Mr. Chen:

	We have completed a preliminary reading of your registration statement. It appears that your document fails in several material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the Form. For this reason, we will not perform a detailed examination of the registration statement and will not issue comments until these material deficiencies, indicated below, are addressed:

      As a development stage company, you are required to provide audited cumulative financial statements from the date of inception to the most recent year-end.  An auditor must assume responsibility for
the audit of the cumulative data. We note that no auditor is associated with the financial statements for the cumulative period from May 11, 2001 (inception) to July 31, 2005. You have filed a report covering the cumulative period to July 31, 2003 that the staff will not accept for reasons cited in the following comment. The reports covering the 2004 and 2005 financial statements do not address the respective cumulative periods and also refer to the
unacceptable 2003 report.   Please revise the registration
statement
to file audit report(s) that cover the entire cumulative period and contain specific references to the applicable cumulative periods. All auditors must be PCAOB-registered.

      As stated in the staff`s comment letters dated December 17, 2004 and August 29, 2005, the audit reports of John Geib are not acceptable in documents filed with the Commission. His original report dated October 7, 2003 is unacceptable because it does not cover the cumulative period ended July 31, 2003, and his revised report dual-dated January 6, 2005 to cover the audit of the cumulative period is unacceptable because he is not registered with the PCAOB and was precluded from performing additional audit procedures to your financial statements after October 23, 2003. The report of Geib that you filed in the registration statement implies that he audited the cumulative period prior to the date of his original report, which does not appear to be accurate based on our understanding of the facts as indicated in the documents filed to date. We will not accept this report in the registration statement.
Please revise to delete this report.

      Revise the registration statement to file audited financial statements of Faith Bloom Limited as of and for the year ended December 31, 2005. When a filing is made on the 90th day after an acquired company`s year-end, the financial statements for its most recent fiscal year must be audited.

	As long as it remains in its current form, we will not
recommend
acceleration of the effective date of the registration statement. Also note that should the registration statement become effective in its present form, we would be required to consider what
recommendation, if any, we should make to the Commission.   We
suggest that you consider submitting a substantive amendment to correct the deficiencies or a request for withdrawal of the registration statement.

	 Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
You may call Tia Jenkins at 202-551-3871 or Donald J. Rinehart at
(202) 551-3235 with any questions. We look forward to working with you to address these concerns.


						Sincerely,

						John D. Reynolds,
						Assistant Director
						Office of Emerging Growth Companies

   cc:  Daniel K. Donahue, Esq.
          Preston Gates & Ellis, LLP
          1900 Main Street, Suite 600
          Irvine CA  92614



Xiangzhi Chen
Zeolite Exploration Company

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